                UNITED STATES SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

            INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
              Section 30(f) of the Investment Company Act of 1940



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1. Name and Address of Reporting Person*

PI, Inc.
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   (Last)               (First)              (Middle)


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                        (Street)

70 Airport Road

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   (City)                (State)              (Zip)

   Hyannis                Mass.               02601

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2. Date of Event Requiring Statement (Month/Day/Year)

August 31, 1996

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3. IRS or Social Security Number of Reporting Person (Voluntary)

22-1509251

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4. Issuer Name and Ticker of Trading Symbol

Quality Products, Inc. PQP

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5. Relationship of Reporting Person to Issuer
   (Check all applicable)

   [ ] Director
   [X] 10% Owner
   [ ] Officer (give title below)
   [ ] Other (specify below)


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6. If Amendment, Date of Original (Month/Day/Year)

n/a

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7. Individual or Joint/Group Filing
   (Check all applicable)

   [X] Form filed by One Reporting Person
   [ ] Form filed by More than One Reporting Person

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                                                                         Page 1
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FORM 3 (continued)

                             TABLE I--Non-Derivative Securities Beneficially Owned
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 1. Title of Security   2. Amount of Securities   3. Ownership         4. Nature of Indirect Beneficial Onwership
    (Instr. 4)             Beneficially Owned        Form: Direct         (Instr. 5)
                           (Instr. 4)                (D) or Indirect
                                                     (I) (Instr. 5)
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
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

* If the form is filed by more than one person, see Instruction 5(b)(v).

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.


                           (Print or Type Responses)

       TABLE II--Derivative Securities Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)
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  1. Title of Derivative   2. Date Exer-         3. Title and Amount of Securities   4. Conver-      5. Owner-     6. Nature of
     Security (Instr. 4)      cisable and           Underlying Derivative Security      sion or         ship          Indirect
                              Expiration            (Instr. 4)                          Exercise        Form of       Beneficial
                              Date              -----------------------------------     Price of        Deriv-        Ownership
                              (Month/Day/Year)                                          Deriv-          ative         (Instr. 5)
                          ---------------------                           Amount        ative           Security
                                                                          of            Security        Direct
                           Date       Expira-            Title            Number                        (D) or
                           Exer-      tion                                of                            Indirect
                           cisable    Date                                Shares                        (I)
                                                                                                        (Instr. 5)
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
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Convertible              08/31/96    08/31/01       From 500,000 to                     $.75 to             D
Promissory
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 Note, Principal                                666,666 Shares of Common               $1.00 per
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 Amount $500,000                                    Stock, $.00001                       Share
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                              See Note A        Par Value, see Note A                 See Note A
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
Explanation of Responses:

SEE NOTE A ATTACHED

           By:         PI, Inc.
                   /s/ SCOTT C. SMITH                         July 17, 1997
              ----------------------------------------     ------------------
              ** Signature of Reporting Person                    Date
              Scott C. Smith
              Executive Vice President

** Intentional misstatements or omissions of facts constitute Federal Criminal
   Violations.  See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed.
      If space is insufficient, see Instruction 6 for procedure.

NOTE A:

The following is a copy of the provisions of the Convertible Note governing the Redemption or Conversion of the Convertible Note:

                       REDEMPTION OR CONVERSION OF NOTE.

1.1 Mandatory Redemption of Note. This Note shall, without any action on the part of the holder thereof, be redeemed by the Company and automatically converted into fully paid and nonassessable shares of Common Stock at a conversion rate of $1.00 per share, on the date set forth in the "Redemption Notice" (as such term is defined below). The term "Redemption Notice" as used herein means a notice signed by the principal executive or financial officer of the Company, certifying that (a) the closing price per share of the Common Stock, determined in accordance with Section 1.9(b) of this Note, for each of the thirty (30) consecutive trading days ending not earlier that five days prior to the date of such notice exceeds $2.00, subject to adjustment as provided herein, and (b) that the Company has filed all periodic reports required to be filed under the Securities Exchange Act of 1934, and further providing that, unless converted earlier by the registered holder pursuant the
Section 1.3, the entire principal amount of the Note will be converted into common stock at $1.00 per share on the date specified in the Redemption Notice which is not less than 15 days after the date of the Redemption Notice. The Note shall be deemed to have been redeemed, converted and satisfied on the date set forth in such notice, regardless of whether the Note has been physically surrendered for redemption. Notwithstanding anything to the contrary herein, the Company shall not be obligated to deliver certificates represented such shares of Common Stock until such Note has been physically surrendered to the Company.

1.2 Optional Redemption of Note by Company. The Company shall have the right, but not the obligation, to redeem the unpaid principal amount of this Note and Convert it into fully paid and nonassessable shares of Common Stock of the Company at a conversion rate of $.75 per share. This option may be exercised by delivery of an "Optional Redemption Notice" which, as used herein, means a notice signed by the principal executive or financial officer of the Company certifying that (a) the closing price per share of Common Stock determined in accordance with Section 1.9(b) of this note for each of the thirty (30) consecutive trading days ending not earlier than five days prior to the date of such notice, exceeds $1.50 per share, subject to adjustment as provided herein; and (b) that the Company has filed all periodic reports required to be filed under the Securities Exchange Act of 1934; and further providing that, unless converted earlier by the registered holder pursuant to Section 1.3, the entire principal amount of the Note will be converted into common stock at $.75 per share on the date set forth in the Optional Redemption Notice which is not less that 15 days after the date of the Optional Redemption Notice. The Note shall be deemed to have been redeemed, converted and satisfied on the date set forth in such notice, regardless of whether the Note has been surrendered for conversion. However, the Company shall not be obligated to deliver certificates representing such shares of Common Stock until such Note has been physically surrendered to the Company.

1.3 Optional Conversion at Holder's Request. Subject to and upon compliance with the provision of this Section 1.3, the registered holder of the Note shall have the right, at its option, at any time prior to 5:00 P.M., New York City time on August 31, 2001, to convert the unpaid principal amount of this Note into fully paid and nonassessable shares of Common Stock of the Company.

         (a) In order to exercise the conversion privilege, the Holder of this Note to be converted in whole or in part shall surrender the Note at the address of the Company, and together with the notice annexed hereto as Exhibit A. The number of shares of Common Stock issuable upon conversion shall be determined by dividing the amount of principal being converted by the conversion price in effect at such time. Such Holder shall thereupon be deemed the holder of the shares of Common Stock so issued and the principal amount of the Note shall be deemed to have been paid in full.

         (b) As promptly as practicable after the surrender of such Note and the receipt of such notice, the Company shall issue and shall deliver at such office to such holder, or on his written order, a certificate or certificates for the number of full shares issuable upon the conversion of such Note or portion thereof in accordance with the provisions of this
    Section 1.3.

         (c) Each conversion shall be deemed to have been effected on the date on which such Note shall have been surrendered and such notice shall have been received by the Company, as aforesaid, and the person in whose name any certificate or certificates for shares of Common Stock shall be issuable upon such conversion shall be deemed to have become on said date the holder of record of the shares represented thereby; provided, however, that any such surrendered on any date when the stock transfer books of the Company shall be closed shall constitute the person in whose name the certificates are to be issued as the record holder thereof for all purposes on the next succeeding day on which such stock transfer books are open, but such conversion shall be at the conversion price in effect on the date upon which such Note shall have been surrendered.

         (d) Conversion Price. The conversion price shall be the Current Market Price as of the date the Note is surrendered for conversion, determined in accordance with section 1.9 of this Agreement; provided, however, that the conversion price may not be less than

    $.75 per share nor more than $1.00 per share, subject to adjustment as provided herein. Notwithstanding the foregoing, the number of shares of Common Stock issuable upon conversion will not be less than 12.5% of the Company's Common Stock, on a fully diluted basis, and after giving effect to such conversion. The term fully diluted basis as used in this Section shall mean the number of shares of Common Stock which would be outstanding after giving effect to the exercise and/or conversion of all rights, warrants and options to acquire Company Common Stock (collectively, the "Rights"), other than those Rights whose exercise price or conversion price is equal to or greater than the conversion price then in effect.

1.4 No cash Payments in Lieu of Fractional Shares. No fractional shares of stock or scrip representing fractional shares shall be issued upon conversion of Notes.

1.5 Taxes on Shares Issued. The issue of stock certificates on conversion of this Note shall be made without charge to the Holder for any issue, stamp or other similar tax in respect of the issue thereof. The Company shall not, however, be required to pay any tax which may be payable in respect of any transfer involved in the issue and delivery of stock in any name other than that of the holder of the Note converted, and the Company shall not be required to issue or deliver any such stock certificate unless and until the person or persons requesting the issue thereof shall have paid to the Company the amount of such tax or shall have established to the reasonable satisfaction of the Company that such tax has been paid or that no such tax is payable.

1.6 Reservation of Shares; Shares to be Fully Paid, Compliance with Governmental Requirements; Listing of Common Stock.

         (a) The Company shall provided, free from preemptive rights, out of its authorized but unissued shares, or out of shares held in its treasury, sufficient shares to provide for the conversion of this Note.

         (b) Before taking any action which would cause an adjustment reducing the conversion price below the then par value, if any, of the shares of Common Stock issuable upon conversion of this Note, the Company will take all corporate action which may, in the opinion of its counsel, be necessary in order that the Company may validly and legally issue shares of such Common Stock at such adjusted conversion price.

         (c) The Company covenants that all shares of Common Stock which may be issued upon conversion of this Note will upon issue by fully paid and nonassessable by the Company and free from all taxes, liens and charges with respect to the issue thereof.

         (d) The Company further covenants that in the event that the Common Stock shall be listed on any registered stock exchange or any other national securities exchange (which term shall include the Nasdaq and the Nasdaq National Market) the Company will, if permitted by the rules of such exchange, list and keep listed and for sale so long as the

    Common Stock shall be so listed on such exchange, upon official notice of issuance, all Common Stock issuable upon conversion of this Note.

1.7 Reclassification, Reorganization or Merger. In case of any reclassification, capital reorganization or other change of outstanding shares of Common Stock of the Company, or in case of any consolidation or merger of the Company with or into another corporation (other than a merger with a subsidiary in which merger the Company is the continuing corporation and which does not result in any reclassification, capital reorganization or other change of outstanding shares of Common Stock or the class issuable upon conversion of this Note) or in case of any sale, lease or conveyance to another corporation of the property of the Company as an entirety, the Company shall, as a condition precedent to such transaction, cause effective provision to be made so that the holder of this Note shall have the right thereafter by converting this Note, to purchase the kind and amount of shares of stock and other securities and property receivable upon such reclassification, capital reorganization and other change, consolidation, merger, sale or conveyance by the Holder of the number of shares of Common Stock which might have been acquired upon conversion of this Note immediately prior to such reclassification, change, consolidation, merger, sale or conveyance. Any such provision shall include provision for adjustments which shall be as nearly equivalent as may be practicable to the adjustment provided for in this Note. The foregoing provisions of this Section 1.7 shall similarly apply to successive reclassification, capital reorganization and changes of shares of Common Stock and to successive consolidations, merger, sales or conveyances.

1.8 Payment of Interest on Conversion. The Company shall not, upon conversion of this Note, be required to pay any interest accrued thereon from the day immediately following the immediately preceding interest payment date through the date of conversion; provided, however, that the Company shall pay all unpaid interest accrued through and including the immediately preceding interest payment date.

1.9 Current Market Price.

         (a) For the purpose of any computation under this Article 1, the current market price (the "Current Market Price") per share of Common Stock at any date shall be deemed to be the average of the daily closing prices for the thirty (30) consecutive trading days commencing forty-five (45) trading days before the day in question.

         (b) The closing price for each day shall be (A) the average of the closing bid and asked quotations of the Common Stock on NASDAQ (which term shall include the Nasdaq Bulletin Board) or any other automated quotation system or (B) if the Common Stock shall be listed or admitted for trading on the New York or American Stock Exchange or any successor exchange, the last sale price, or if no sale occurred on such date, the average of the closing bid and asked prices of the Common Stock on such exchange, or (C) if the Common Stock shall not be included in any automated quotation system or listed on any such exchange, the average of the closing bid and asked quotation for Common Stock as reported by The Wall Street Journal, or if not reported therein, by the National Quotation Bureau Incorporated (or other recognized quotation service) if at least two (2) securities dealers have inserted both bid and asked quotations for Common Stock on at least five (5) of the ten (10) preceding trading days. If none of the conditions set forth above is met, the closing price of Common Stock on any day or the average of such closing prices for any period shall be the fair market value of Common Stock as determined by appraisal by an NASD member broker-dealer firm selected by the Board of Directors of the Company.

1.10 Adjustment of Conversion Price. In case the Company shall on any one or more occasions after the date hereof (1) pay a dividend or make a distribution in shares of its capital stock (whether shares of Common Stock or of capital stock of any other class) to all holders of its Common Stock, (2) subdivide its outstanding Common Stock, or (3) combine its outstanding Common Stock into smaller number of shares, the conversion price in effect immediately prior thereto shall be adjusted so that the Holder of the Note thereafter surrendered for conversion shall be entitled to receive the numbers of shares of capital stock of the Company which he would have owned or have been entitled to receive after the happening of any of the events described above had such Note been converted immediately prior to the happening of such event. Any adjustment made pursuant to this Section 1.10 shall become effective immediately after the record date in the case of a dividend or distribution or the effective date in the case of a subdivision or combination. If, as a result of an adjustment made pursuant to this Section 1.10, the Holder of the Note thereafter surrendered for conversion shall become entitled to receive shares of two (2) or more classes of capital stock of the Company, the Board of Directors (whose determination shall be conclusive and shall be described in a written statement delivered to the Holder of the Note at his Payment Address) shall determine the allocation of the adjusted conversion price between or among shares of such classes of capital stock.